April 18, 2018

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:	Ms. Pamela Long
Mr. John Cash
Ms. Kate McHale
Ms. Sisi Cheng

Re:	Synthesis Energy Systems, Inc.
Registration Statement on Form S-3
Supplemental Response filed March 22, 2018
File No. 333-222671

Dear Ms. Long, Mr. Cash, Ms. McHale and Ms. Cheng:

This letter is in response to your letter dated April 6, 2018, to Synthesis Energy Systems, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced registration statement on Form S-3 (the “S-3”), as well as the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2017 (the “10-K”), the amendment to the 10-K (the “10-K/A”), the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017 (the “Q1 10-Q”), and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2017 (the “Q2 10-Q”). For your convenience, each response is preceded by the Staff’s comment to which the response relates.

Correspondence

1.	We note your proposed changes relate to filings you intend to make in the future. Although your responses appear to address our comments, we will need to review your revised disclosures, when filed, before we can determine whether further comments are warranted.

Response. The Company acknowledges the Staff’s comment.

2.	We note your response to comment 3 of our letter dated February 21, 2018, where you have proposed language to update the disclosure in your next amendment. Please update the proposed disclosure referencing April 2018 to reflect the current state of the bank loans and default status.

Ms. DeLome Fair

Synthesis Energy Systems, Inc.

April 18, 2018

Response. In response to the Staff’s comment, the Company proposes to further revise this risk factor as set forth below in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 in its future filings to include this more detailed language regarding the Yima liquidity concerns and the current status of the bank loan and defaults:

“We may not be able to develop our equity platform projects.

Other than AFE and our Yima Joint Venture, all of our other potential development opportunities are in the early stages of development and/or contract negotiations.

We will seek partners in the future for our equity platform projects and our future success will depend on these relationships and any other strategic relationships that we may enter into. We cannot assure you that we will satisfy the conditions required to maintain these relationships or that we will be able to enter into relationships with future strategic partners on acceptable terms.

The Yima Joint Ventures also are experiencing certain liquidity concerns resulting primarily from ~~with~~ a series of third party bank loans due in April 2018 and September 2018, an extended shutdown of the plant and a need for interim shareholder loans from Yima, the 75% shareholder of the Yima Joint Venture. ~~Yima, the 75% shareholder of the Yima Joint Venture, has been routinely filling liquidity gaps with shareholder loans to the Yima Joint Venture.~~ Although ~~Also,~~ the Yima Joint Venture has at times negotiated with impacted third-party lenders to seek extensions, refinancing or other alternative arrangements to avoid a default by the Yima Joint Venture~~. While we believe Yima will continue Yima will continue to fill the liquidity gaps until the project is operating and producing income~~, we can make no assurances that Yima will continue to do this or on the outcome of the above-mentioned negotiations.

Form 10-Q for the Fiscal Quarter Ended September 30, 2017

Form 10-Q for the Fiscal Quarter Ended December 31, 2017

Item 4 – Controls and Procedures, Page 40

3.	We have read your response to our prior comment 13 and note that you intend to provide management’s conclusion regarding the effectiveness of your disclosure controls and procedures in future filings. As previously requested, please also amend your Form 10-Qs for the quarters ended September 30, 2017 and December 31, 2017 to provide such conclusion. Refer to Item 4 of Form 10-Q and Item 307 of Regulation S-K.

Response. In response to the Staff’s comment, the Company notes that it will, upon resolving the remaining Staff comments, file amendments to its Form 10-Qs for the quarters ended September 30, 2017 and December 31, 2017 to provide the required conclusion regarding the effectiveness of its disclosure controls and procedures.

Exhibit 31.1 and Exhibit 32.1

4.	We have read your response to our prior comment 14 and note that you intend to provide both the principal executive officer and the principal financial officers titles under Mr. Delome Fair’s signature in future filings. As previously requested, please also amend your Form 10-Qs for the quarters ended September 30, 2017 and December 31, 2017 as well as the Form 10-K/A for the fiscal year ended June 30, 2017 to provide the 302 and 906 certifications with the updated titles.

Ms. DeLome Fair

Synthesis Energy Systems, Inc.

April 18, 2018

Response. In response to the Staff’s comment, the Company notes that it will, upon resolving the remaining Staff comments, file amendments to its Form 10-Qs for the quarters ended September 30, 2017 and December 31, 2017, as well as the Form 10-K/A for the fiscal year ended June 30, 2017, to provide the 302 and 906 certifications with the updated titles.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Other Gain/Loss, Page 32

5.	We acknowledge your response to our prior comment 17. Please tell us how you determined it is appropriate to value your contribution of TUCA, which are certain exclusive rights to your gasification technology, at the formation of the Tianwo-SES Joint Venture at a zero value. Please tell us the accounting literature that you relied upon to account for the investment.

Response. In response to the Staff’s comment, the Company notes that it concluded the entity was a joint venture and relied upon ASC 323-10-30-2, pursuant to which an investor shall measure an investment in the common stock of an investee (including a joint venture) initially at cost in accordance with the guidance in Section 805-50-30. The Company considered whether other accounting literature might apply, but as the contributed asset did not represent a business, and the Company did not transfer an interest in a subsidiary that holds the asset, the deconsolidation and derecognition guidance in ASC 810 did not apply. Further, the substance of the transaction was not addressed by other guidance (revenue recognition, transferring and servicing of financial assets, conveyance of mineral rights and sales of in substance real estate).

Since no other guidance applied, the Company analogized to ASC 845. Even though ASC 845’s scope excludes transfers of nonmonetary assets between a joint venture and its owners, the Company believes the principles in ASC 845 provide a practical framework for these transactions. When a venturer receives only equity in the exchange, the Company believes the exchange should be recorded at book value (i.e., a gain should not be recognized) because the economic substance of the transaction is a contribution to the capital of an entity and not a sale.

Since the exclusive rights to the gasification technology contributed by the TUCA was an intangible asset and specific to this joint venture, the Company did not have a carrying value for the transfer of technology. As such, the Company concluded it was appropriate to record the initial contribution at a zero value.

Please call the undersigned at (713) 579-0600 with any additional comments or questions you may have.

Very truly yours,

/s/ DeLome Fair

DeLome Fair
President and Chief Executive Officer